FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE Year Ended 2006 – Market Information

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR
THE YEAR ENDED DECEMBER 31, 2006

HIGHLIGHTS FOR THE PERIOD
[All figures in Chilean Pesos]

  Net income grew 311.8% reaching Ch$285,960 million.
  Operating Revenues increased 18.2% to Ch$3,892,064 million, as a consequence of higher operating revenues in generation and transmission business and the higher level of distribution in order to supply an increasing demand for electricity.
  Operating Margin grew 22.5% reaching Ch$1,297,620 million.
  Operating Income improved 28.9% totaling Ch$1,068,042 million, and the increase by country is as follows:
    Chile                                          31.4%
    Argentina                                   94.4%
    Brazil                                         52.6%
    Colombia                                    9.6%
    Peru                                            10.7%
  EBITDA grew 22.9% reaching Ch$1,490,519 million.
  Interest coverage improved 14.9% reaching to 4.2 times.
  ROE reached 9.96%.
  Physical sales continued growing, with increases of 5.5% in distribution and 19.0% in generation and transmission.
  Our client base in distribution increased more than 360 thousand new customers.
  Enersis’ Chilean stock price increased 52.6% and ADR grew 45.6%, reaching Ch$169.68 and US$16.00 respectively.
  Our market capitalization reached Ch$5,540,250 million.
  Moody’s upgraded the rating for Enersis and Endesa Chile, from Ba1 to Baa3, both with Stable Outlook, achieving investment grade category.
  Standard & Poor's Ratings placed the rating of Enersis and Endesa Chile on credit watch with positive outlook, considering their better financial profile.

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GENERAL INFORMATION

(Santiago, Chile, January 24, 2007) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the year ended December 31, 2006. All figures are in both US$ and Ch$, under Chilean Generally Accepted Accounting Principles (Chilean GAAP), as seen in the standardized form required by Chilean authorities (FECU). Variations refer to the period between December 31, 2005 and December 31, 2006. Year 2005 figures have been adjusted by the accounting convention for CPI variation between both periods, equal to 2.1% .

For the purpose of converting Chilean pesos (Ch$) into US dollars (US$), we have used the exchange rate prevailing as of December 31, 2006 for both periods under comparison, equal to US$1 = Ch$532.39. The Chilean peso depreciated by 3.9% against the US$ comparing December 31, 2006 with December 31, 2005.

The consolidation includes the following investment vehicles and companies,
   a)  In Chile: Endesa Chile (NYSE: EOC), Chilectra, Synapsis, CAM and Inm. Manso de Velasco.
   b)  Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil) [*], Edesur (Argentina) and Codensa (Colombia).

In the following pages you will find a detailed analysis of financial statements, a brief explanation for changes, and comments on main items in the Income and Cash Flow Statements compared to the information as of December 2005.

[*] Consolidated since October 2005 and includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

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PRESS RELEASE Year Ended 2006 – Market Information

SIMPLIFIED ORGANIZATIONAL STRUCTURE

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PRESS RELEASE Year Ended 2006 – Market Information

MARKET INFORMATION

EQUITY MARKET

New York Stock Exchange (NYSE)

Over the last 12 months, the Enersis’ ADR stock price increased 45.6%, from US$10.99 to US$16.00, over the 16.3% increase of the Dow Jones Industrial Index. The growth of the ADR price has been higher than the Adrian Index performance1, which reached a growing rate of 24.9% .

The chart below presents the performance of Enersis stock listing in NYSE (“ENI”) against Dow Jones and the DJ Utilities benchmarks:

_______________________________
[1] ADRIAN Index is a Bolsa Electronica de Chile’s composite global index for ADRs listed in the United States.

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PRESS RELEASE Year Ended 2006 – Market Information

Bolsa de Comercio de Santiago (BCS)

Over the last 12 months, the Enersis’ Chilean stock price increased 52.6%, from Ch$111.19 to Ch$169.68. This variation is compared with the 37.1% increase on the IPSA Index.

Bolsa de Comercio de Madrid (Latibex)

Over the last 12 months, the Enersis’ share price in the Latin American market of the Madrid Stock Exchange, (Latibex) increased from € 9.3 to € 12.08. The chart below presents the performance of XENI stock listing in the Madrid Stock Exchange against Latibex.

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PRESS RELEASE Year Ended 2006 – Market Information

MARKET PERCEPTION

The research released during the period on Enersis shows the following target prices for the Company’s ADR.

Table 1

Publication Date	Company	Main Analyst	Target Price	Recommendation
			US$

November 14, 2006	Deutsche Bank	Marcus Sequeira	18.0	Buy
November 17, 2006	Raymond James	Ricardo Cavanagh	17.5	Buy
November 27, 2006	Larraín Vial	Cristián Ramírez	18.1	Overweight
December 12, 2006	Merrill Lynch	Frank McGann	18.0	Buy
December 13, 2006	Santander	Raimundo Valdés	17.3	Buy
December 14, 2006	Banchile	Sergio Zapata	16.8	Buy
December 21, 2006	Alfa Corredores	Rodrigo Cristi	17.3	Hold
January 17, 2007	Bear Stearn	Rowe Michels	16	Peer Perform

ADR average target price (US$)			17.4

Source: Bloomberg and market researches

DEBT MARKET

The following chart shows the pricing of our Yankee Bonds during the last twelve months.

It is important to mention that, the Yankee Bond for US$ 300 million maturating 2006 was paid on December 1st, 2006.

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PRESS RELEASE Year Ended 2006 – Market Information

RISK RATING CLASSIFICATION

CORPORATE RISK RATING CLASSIFICATION:

Moody’s:                                      Baa3 / Stable

Rationale (14/12/06)
“Moody’s upgraded its rating for Enersis and for its 60% owned subsidiary, Endesa Chile, from Ba1 to Baa3, both with Stable Outlook. With this rating action, both companies achieved “investment grade” category.

Moody’s upgrade was mainly due to the companies’ higher financial flexibility and liquidity, and based also in the fact that the financial performance has raised markedly over the last two years as a result of improvements in the regulatory framework and higher demand for electricity in the countries in which the companies operate; namely, Chile, Colombia, Peru, Brazil and Argentina.

The ratings were placed on Stable Outlook, reflecting the stable scenario in the region, with higher prices for electricity, better economic conditions, strong increase in electricity demand and a lower regulatory uncertainty.”

Standard & Poor’s:                  BBB- / Positive

Rationale (15/12/05)
Standard & Poor's Ratings placed the 'BBB-' ratings on Chile-based electricity provider Enersis on Credit Watch with positive implications due to the improvement of the company's consolidated debt service coverage ratios and financial flexibility.

Standard & Poor's expects to resolve the Credit Watch listing after completing a detailed analysis of Endesa Chile's projected cash flow for the period from 2007 to 2011, including its exposure water availability and capital expenditures.”

Fitch:                                          BBB / Stable

Rationale (02/06/06)
“…The Risk Rating Agency upgraded Enersis’ rating from BBB- to BBB with a Stable Outlook, reflecting the sustained improvements in the Group’s finances in recent times.” Fitch “acknowledges the sustained improvement in the credit quality of the Company since the beginning of 2004, a more comfortable spread of maturities and a greater solidity presented by its operations in general”.

DOMESTIC RISK RATING CLASSIFICATION:

Feller Rate:	Bonds: A+ / Positive
Shares: 1st Class Level 1

Fitch:	Bonds: A+ / Stable
Shares: 1st Class Level 1

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CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

Table 2

CONS. INCOME STATEMENT - (million Ch$)	YE 05	YE 06	Var 06-05	Chg %

Revenues from Generation & Transmission	1,199,547	1,622,319	422,772	35.2%
Revenues from Distribution	2,282,206	2,548,377	266,171	11.7%
Revenues from Engineering and Real Estate	34,051	49,776	15,725	46.2%
Revenues from Other Businesses	179,014	200,038	21,024	11.7%
Consolidation Adjustments	(401,675)	(528,446)	(126,771)	(31.6%)

Operating Revenues	3,293,143	3,892,064	598,921	18.2%

Costs from Generation	(722,503)	(986,445)	(263,942)	(36.5%)
Costs from Distribution	(1,705,225)	(1,897,619)	(192,394)	(11.3%)
Costs from Engineering and Real Estate	(27,484)	(36,137)	(8,653)	(31.5%)
Costs from Other Businesses	(146,127)	(168,858)	(22,731)	(15.6%)
Consolidation Adjustments	367,153	494,615	127,462	34.7%

Operating Costs	(2,234,186)	(2,594,444)	(360,258)	(16.1%)

Operating Margin	1,058,957	1,297,620	238,663	22.5%

SG&A from Generation	(42,041)	(52,667)	(10,626)	(25.3%)
SG&A from Distribution	(184,607)	(167,295)	17,312	9.4%
SG&A from Engineering and Real Estate	(3,396)	(3,773)	(377)	(11.1%)
SG&A from Other Businesses	(33,358)	(40,791)	(7,433)	(22.3%)
Consolidation Adjustments	33,089	34,948	1,859	5.6%

Selling and Administrative Expenses	(230,313)	(229,578)	735	0.3%

Operating Income	828,644	1,068,042	239,398	28.9%

Interest Income	87,945	124,791	36,846	41.9%
Interest Expense	(358,033)	(390,709)	(32,676)	(9.1%)
Net Interest (Expense)	(270,088)	(265,918)	4,170	1.5%
Equity Gains from Related Companies	14,767	5,164	(9,603)	(65.0%)
Equity Losses from Related Companies	(7,880)	(125)	7,755	98.4%
Net Income from Related Companies	6,887	5,039	(1,848)	(26.8%)
Other Non Operating Income	72,464	110,553	38,089	52.6%
Other Non Operating Expenses	(161,394)	(209,276)	(47,882)	(29.7%)
Net other Non Operating Income (Expense)	(88,930)	(98,723)	(9,793)	(11.0%)
Price Level Restatement	(5,049)	1,217	6,266	N/A
Foreign Exchange Effect	(6,373)	5,327	11,700	N/A
Net of Monetary Exposure	(11,422)	6,543	17,965	N/A
Positive Goodwill Amortization	(56,345)	(55,908)	437	0.8%

Non Operating Income	(419,898)	(408,966)	10,932	2.6%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	408,746	659,076	250,330	61.2%

Extraordinary Items	-	-	-	-
Income Tax	(182,051)	(109,408)	72,643	39.9%
Minority Interest	(173,072)	(269,786)	(96,714)	(55.9%)
Negative Goodwill Amortization	15,822	6,078	(9,744)	(61.6%)

NET INCOME	69,445	285,960	216,515	311.8%

EBITDA	1,212,475	1,490,519	278,044	22.9%

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UNDER CHILEAN GAAP, THOUSAND US$

Table 2.1

CONS. INCOME STATEMENT - (thousand US$)	YE 05	YE 06	Var 06-05	Chg %

Revenues from Generation & Transmission	2,253,136	3,047,237	794,101	35.2%
Revenues from Distribution	4,286,718	4,786,674	499,956	11.7%
Revenues from Engineering and Real Estate	63,959	93,496	29,537	46.2%
Revenues from Other Businesses	336,246	375,736	39,490	11.7%
Consolidation Adjustments	(754,476)	(992,593)	(238,117)	(31.6%)

Operating Revenues	6,185,584	7,310,550	1,124,966	18.2%

Costs from Generation	(1,357,094)	(1,852,862)	(495,768)	(36.5%)
Costs from Distribution	(3,202,963)	(3,564,340)	(361,377)	(11.3%)
Costs from Engineering and Real Estate	(51,624)	(67,877)	(16,253)	(31.5%)
Costs from Other Businesses	(274,474)	(317,171)	(42,697)	(15.6%)
Consolidation Adjustments	689,631	929,046	239,415	34.7%

Operating Costs	(4,196,521)	(4,873,202)	(676,681)	(16.1%)

Operating Margin	1,989,063	2,437,348	448,285	22.5%

SG&A from Generation	(78,967)	(98,926)	(19,959)	(25.3%)
SG&A from Distribution	(346,752)	(314,234)	32,518	9.4%
SG&A from Engineering and Real Estate	(6,379)	(7,087)	(708)	(11.1%)
SG&A from Other Businesses	(62,657)	(76,619)	(13,962)	(22.3%)
Consolidation Adjustments	62,152	65,643	3,491	5.6%

Selling and Administrative Expenses	(432,602)	(431,222)	1,380	0.3%

Operating Income	1,556,460	2,006,126	449,666	28.9%

Interest Income	165,188	234,398	69,210	41.9%
Interest Expense	(672,501)	(733,877)	(61,376)	(9.1%)
Net Interest (Expense)	(507,313)	(499,479)	7,834	1.5%
Equity Gains from Related Companies	27,738	9,700	(18,038)	(65.0%)
Equity Losses from Related Companies	(14,801)	(235)	14,566	98.4%
Net Income from Related Companies	12,937	9,465	(3,472)	(26.8%)
Other Non Operating Income	136,110	207,653	71,543	52.6%
Other Non Operating Expenses	(303,150)	(393,088)	(89,938)	(29.7%)
Net other Non Operating Income (Expense)	(167,040)	(185,435)	(18,395)	(11.0%)
Price Level Restatement	(9,483)	2,286	11,769	N/A
Foreign Exchange Effect	(11,971)	10,005	21,976	N/A
Net of Monetary Exposure	(21,454)	12,290	33,744	N/A
Positive Goodwill Amortization	(105,833)	(105,013)	820	0.8%

Non Operating Income	(788,703)	(768,172)	20,531	2.6%

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	767,757	1,237,954	470,197	61.2%

Extraordinary Items	-	-	-	-
Income Tax	(341,950)	(205,503)	136,447	39.9%
Minority Interest	(325,084)	(506,744)	(181,660)	(55.9%)
Negative Goodwill Amortization	29,719	11,417	(18,302)	(61.6%)

NET INCOME	130,442	537,124	406,682	311.8%

EBITDA	2,277,418	2,799,674	522,256	22.9%

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PRESS RELEASE Year Ended 2006 – Market Information

PROFORMA CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

Table 3

(Million Ch$)	YE 05	YE 05 pf*	YE 06	Var	Var

				O6 / 05	O6 / 05 Pf *

Operating Revenues	3,293,143	3,373,128	3,892,064	18.2%	15.4%
Operating Costs	(2,234,186)	(2,251,954)	(2,594,444)	(16.1%)	(15.2%)
Operating Margin	1,058,957	1,121,174	1,297,620	22.5%	15.7%
S&A Expenses	(230,313)	(233,677)	(229,578)	(0.3%)	1.8%

Operating Income	828,644	887,498	1,068,042	28.9%	20.3%

Non Operating Income	(419,898)	(460,979)	(408,966)	2.6%	11.3%

NI before Taxes	408,746	426,518	659,076	61.2%	54.5%
Income Tax	(182,051)	(203,125)	(109,408)	39.9%	46.1%
Minority Interest	(173,072)	(169,770)	(269,786)	(55.9%)	(58.9%)
Negative Goodwill Amortization	15,822	15,822	6,078	(61.6%)	(61.6%)

Net Income	69,445	69,445	285,960	311.8%	311.8%

* pf: Proforma Income Statement, consolidates 9M05 of Cien and Fortaleza

UNDER CHILEAN GAAP, THOUSAND US$

Table 3.1

(Thousand US$)	YE 05	YE 05 pf*	YE 06	Var	Var

				O6 / 05	O6 / 05 Pf *

Operating Revenues	6,185,584	6,335,821	7,310,550	18.2%	15.4%
Operating Costs	(4,196,521)	(4,229,895)	(4,873,202)	(16.1%)	(15.2%)
Operating Margin	1,989,063	2,105,927	2,437,348	22.5%	15.7%
S&A Expenses	(432,602)	(438,920)	(431,222)	0.3%	1.8%

Operating Income	1,556,460	1,667,007	2,006,128	28.9%	20.3%

Non Operating Income	(788,703)	(865,868)	(768,170)	2.6%	11.3%

NI before Taxes	767,757	801,139	1,237,956	61.2%	54.5%
Income Tax	(341,950)	(381,534)	(205,503)	39.9%	46.1%
Minority Interest	(325,084)	(318,883)	(506,745)	(55.9%)	(58.9%)
Negative Goodwill Amortization	29,719	29,719	11,416	(61.6%)	(61.6%)

Net Income	130,442	130,442	537,124	311.8%	311.8%

* pf: Proforma Income Statement, consolidates 9M05 of Cien and Fortaleza

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PRESS RELEASE Year Ended 2006 – Market Information

CONSOLIDATED INCOME STATEMENT ANALYSIS
(Source in Ch$ FECU)

NET INCOME

As of December 2006, net income increased more than 311.8% up to Ch$285,960 million, which represents an increase of Ch$216,515 million. This is mainly explained by an important 28.9% improvement in operating income, and also by the recognition of the positive effect of deferred taxes due to the merger last March between Chilectra and Elesur.

OPERATING INCOME

Operating income as of December 2006 amounted to Ch$1,068,042 million, increasing Ch$239,398 million. This is principally due to an important improvement in operating income in generation subsidiaries in Chile and Argentina, and in distribution subsidiaries in Brazil, Peru and Colombia. Additionally, explained by the consolidation since October 2005, of some Brazilian assets under the new holding company Endesa Brasil.

Table 4	YE05				YE06
Million Ch$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income
Endesa Chile	1,146,623	(704,081)	(39,388)	403,154	1,337,121	(793,260)	(39,386)	504,475
Cachoeira (*)	12,592	(6,461)	(1,195)	4,936	66,844	(30,992)	(6,305)	29,547
Fortaleza (**)	30,923	(14,758)	(480)	15,685	100,193	(46,091)	(1,571)	52,531
Cien (**)	28,614	(13,957)	(1,318)	13,339	143,900	(139,072)	(5,587)	(759)
Chilectra S.A.	606,015	(444,798)	(43,620)	117,597	664,957	(500,814)	(47,006)	117,137
Edesur S.A.	239,469	(205,917)	(29,814)	3,738	248,394	(216,897)	(35,574)	(4,077)
Distrilima (Edelnor)	197,489	(149,600)	(18,158)	29,731	214,271	(155,727)	(19,966)	38,578
Ampla	485,791	(381,422)	(22,574)	81,795	552,631	(425,434)	(17,189)	110,008
Investluz (Coelce)	343,491	(242,305)	(51,997)	49,189	418,314	(297,489)	(34,276)	86,549
Codensa S.A.	409,953	(281,186)	(18,765)	110,002	449,811	(301,258)	(13,201)	135,352
CAM Ltda.	127,792	(108,434)	(8,052)	11,306	141,080	(121,469)	(9,837)	9,774
Inmobiliaria Manso de Velasco Ltda.	11,356	(8,195)	(2,103)	1,058	21,659	(11,762)	(2,626)	7,271
Synapsis Soluciones y Servicios IT Ltda.	46,513	(35,424)	(7,557)	3,532	54,262	(44,992)	(10,364)	(1,094)
Enersis Holding and other investment vehicles	4,706	(2,264)	(17,425)	(14,983)	4,695	(2,396)	(20,666)	(18,367)
Consolidation Adjustments	(398,184)	364,616	32,133	(1,435)	(526,068)	493,209	33,976	1,117

Total Consolidation	3,293,143	(2,234,186)	(230,313)	828,644	3,892,064	(2,594,444)	(229,578)	1,068,042

Table 4.1	YE05				YE06
Thousand US$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income
Endesa Chile	2,153,727	(1,322,491)	(73,983)	757,253	2,511,544	(1,489,998)	(73,980)	947,566
Cachoeira (*)	23,652	(12,135)	(2,244)	9,273	125,554	(58,212)	(11,843)	55,499
Fortaleza (**)	58,084	(27,719)	(902)	29,463	188,195	(86,574)	(2,951)	98,670
Cien (**)	53,747	(26,216)	(2,476)	25,055	270,290	(261,223)	(10,494)	(1,427)
Chilectra S.A.	1,138,291	(835,474)	(81,931)	220,886	1,249,004	(940,689)	(88,292)	220,022
Edesur S.A.	449,800	(386,778)	(55,999)	7,022	466,564	(407,403)	(66,819)	(7,659)
Distrilima (Edelnor)	370,948	(280,997)	(34,106)	55,845	402,470	(292,505)	(37,503)	72,463
Ampla	912,472	(716,433)	(42,400)	153,638	1,038,019	(799,103)	(32,286)	206,630
Investluz (Coelce)	645,187	(455,127)	(97,667)	92,393	785,728	(558,780)	(64,381)	162,566
Codensa S.A.	770,024	(528,158)	(35,246)	206,620	844,889	(565,860)	(24,796)	254,234
CAM Ltda.	240,035	(203,674)	(15,125)	21,236	264,993	(228,157)	(18,477)	18,359
Inmobiliaria Manso de Velasco Ltda.	21,330	(15,393)	(3,951)	1,987	40,683	(22,093)	(4,932)	13,659
Synapsis Soluciones y Servicios IT Ltda.	87,366	(66,538)	(14,195)	6,633	101,921	(84,509)	(19,467)	(2,055)
Enersis Holding and other investment vehicles	8,840	(4,253)	(32,730)	(28,142)	8,819	(4,500)	(38,817)	(34,498)
Consolidation Adjustments	(747,919)	684,867	60,356	(2,696)	(988,125)	926,406	63,818	2,099

Total Consolidation	6,185,585	(4,196,520)	(432,599)	1,556,466	7,310,550	(4,873,200)	(431,220)	2,006,130

(*) Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil.
(**) Since October 1, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

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PRESS RELEASE Year Ended 2006 – Market Information

If we compare the consolidation perimeter in homogeneous terms, the operating income would have increased by 20.3% between both periods. Now, if we add to this comparison, the 3.9% devaluation effect of the Chilean Peso against the US Dollar, the operating income would have increased 18.3% .

NON OPERATING INCOME

The company’s non-operating losses improved 2.6%, from a loss of Ch$419.898 million to a loss of Ch$408,966 million. This is mainly explained by:

Net Interest Expenses decreased by Ch$4,170 million or 1.5%, from Ch$270,088 million to a net expense of Ch$265,918 million, due to higher interest income from the investment of cash surplus and the reduction in net interest expenses, even though the company has consolidated the debt of two new subsidiaries and its debts in this period (CIEN and Endesa Fortaleza).

Income from investments in related companies decreased Ch$1,848 million. This is mainly explained by lower profits in Gas Atacama by Ch$3,505 million. This reductions were partially compensated with lower loss of CIEN by Ch$7,874 million and profits in CGTF of Ch$6,029 million, while both of them reached as of December 2005 a net loss of Ch$1,844 million, which during 2006, these amounts previously recognized under proportional equity value, were null considering both companies were consolidated with Enersis since October, 2005.

Amortization on positive goodwill remains with no significant variations, decreasing 0.8% .

Net other non-operating income worsen 11%, moving from a net loss of Ch$88,930 million to a net loss of Ch$98,723. The main reasons for this variation are,

  Write-off of accounts receivable in CIEN due to the renegotiation of its contract with Copel by Ch$30,518 million
  Higher expenses due to energy efficiency projects in the Brazilian subsidiaries by Ch$12,245 million.
  Net losses by Ch$10,118 million due to conversion adjustments to the Chilean accounting procedures, by the application of the Technical Bulletin N° 64, mainly in the subsidiaries in Colombia, Brazil and Peru.
These items were partially compensated by:
  Higher income on the sale of fixes assets by Ch$19,181 million. Mainly due to the sale of the generation assets in Ampla.
  Lower expenses by provisions and contingencies by Ch$16,716 million.

Price-level restatement increased by Ch$6,266 million. This is principally due to the effect of inflation of 3.6% recorded for the year ended 2005, and 2.1% for same period 2006, over non-monetary assets and liabilities and those denominated in UF.

The Foreign Exchange Effect increased by Ch$11,700 million, due to the dollar mismatch position as of December 2006.

Income tax and Deferred tax registered a loss of Ch$109,408 million, compared with the loss of Ch$182,051 million in December 2005, this means a positive variation of Ch$72,643 million.

Pg. 14

PRESS RELEASE Year Ended 2006 – Market Information

The increase of Ch$116,699 million in income tax is mainly explained by higher provisions in Coelce, Endesa, CGTF, Pehuenche, Codensa and Edelnor of Ch$25,746 million, Ch$17,240 million, Ch$16,493 million, Ch$15,093 million, Ch$10,973 million and Ch$9,804, respectively. This was partially compensated by lower expenses of Ch$5,719 million in Edesur and Ch$4,014 million in Chilectra.

Deferred taxes, which do not constitute cash flow, registered a positive variation of Ch$189,342 million. This increase was mainly explained by Ch$129,771 million from Chilectra due to the one time effect recognized in this company for Ch$107,170 million as consequence of the merger between Elesur and Chilectra. This merger implied, for Elesur, an adjustment in the provisions on valuations upon accumulated tax losses, as booked in previous exercises. This result occurs together with the positive effect of CIEN by Ch$28,835 million, Ampla by Ch$17,329 million, Coelce by Ch$14,106 million, Emgesa by Ch$12,586 million, Pehuenche by Ch$11,021 million and Codensa by Ch$10,348 million. That was partially compensated by variations in Edegel, Enersis and Endesa by Ch$12,916 million, Ch$9,398 million and Ch$5,282 million respectively.

Amortization on negative goodwill decreased Ch$9,744 million, explained by the final amortization of Edegel and the purchase of the first stake in Betania, which effect is a lower amortization of Ch$3,735 million and Ch$5,802 million respectively.

EVOLUTION OF KEY FINANCIAL RATIOS

Table 5

Indicator	Unit	YE05	YE06	Var 06-05	Chg %

Liquidity	Times	0.87	1.17	0.30	34.5%
Acid ratio test *	Times	0.80	1.09	0.29	36.3%
Working capital	million Ch$	(191,320)	241,882	433,202	N/A
Working capital	th. US$	(359,361)	454,333	813,693	N/A
Leverage **	Times	0.90	0.93	0.03	3.3%
Short-term debt	%	0.31	0.26	(0.05)	(16.1%)
Long-term debt	%	0.69	0.74	0.05	7.2%
Interest Coverage***	Times	3.62	4.16	0.54	14.9%
EBITDA****	th. US$	2,277,418	2,799,674	522,256	22.9%
ROE	%	2.62%	9.96%	7.34%	280.2%
ROA	%	0.66%	2.58%	1.92%	290.9%

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill) /Interest expenses
****EBITDA: Operating Income+Depreciation+Amortization

Liquidity ratio increased to 1.17 times, which represents an improvement of 34.5% . This means that the company is showing stronger liquidity.

Leverage reached 0.93 times, maintaining the same level as in the last year, increasing 3.3% .

ROE reached 9.96%, improving significantly respect the 2.62% seen as of December 2005, mainly explained by the higher net income.

Interest Coverage improved 14.9% to 4.16 times, mainly due to the increase in operating results in all our subsidiaries throughout Latin America.

Pg. 15

PRESS RELEASE Year Ended 2006 – Market Information

CONSOLIDATED BALANCE SHEET

ASSETS UNDER CHILEAN GAAP, MILLION CH$

Table 6

ASSETS - (million Ch$)	YE 05	YE 06	Var 06-05	Chg %

CURRENT ASSETS
Cash	72,874	99,794	26,920	36.9%
Time deposits	265,352	282,125	16,773	6.3%
Marketable securities	5,422	9,114	3,692	68.1%
Accounts receivable, net	648,183	839,114	190,932	29.5%
Notes receivable, net	3,644	7,468	3,824	-
Other accounts receivable, net	64,189	102,349	38,160	59.5%
Amounts due from related companies	11,520	13,565	2,045	17.8%
Inventories	72,098	65,909	(6,190)	(8.6%)
Income taxes recoverable	51,786	42,272	(9,513)	(18.4%)
Prepaid expenses	35,854	51,443	15,589	43.5%
Deferred income taxes	55,124	61,556	6,432	11.7%
Other current assets	42,770	66,656	23,886	55.8%

Total currrent assets	1,328,816	1,641,367	312,551	23.5%

PROPERTY, PLANT AND EQUIPMENT
Land	129,843	132,604	2,761	2.1%
Buildings and infraestructure and works in progress	10,561,484	10,935,963	374,478	3.5%
Machinery and equipment	1,757,852	1,987,188	229,336	13.0%
Other plant and equipment	438,828	607,486	168,658	38.4%
Technical appraisal	183,407	186,062	2,656	1.4%
Sub - Total	13,071,415	13,849,304	777,890	6.0%
Accumulated depreciation	(5,264,658)	(5,761,867)	(497,209)	(9.4%)

Total property, plant and equipment	7,806,757	8,087,437	280,680	3.6%

OTHER ASSETS	100,968	115,267	14,299	14.2%
Investments in related companies	41,511	24,092	(17,420)	(42.0%)
Investments in other companies	716,132	655,062	(61,070)	(8.5%)
Positive goodwill, net	(37,461)	(37,016)	444	1.2%
Negative goodwill, net	144,623	137,480	(7,144)	(4.9%)
Long-term receivables	91,713	90,524	(1,189)	(1.3%)
Amounts due from related companies	-	12,249	12,249	-
Deferred income taxes	83,534	90,759	7,226	8.7%
Intangibles	(49,440)	(54,801)	(5,361)	(10.8%)
Accumulated amortization	253,851	299,990	46,138	18.2%
Others assets

Total other assets	1,345,432	1,333,605	(11,827)	(0.9%)

TOTAL ASSETS	10,481,005	11,062,409	581,404	5.5%

Pg. 16

PRESS RELEASE Year Ended 2006 – Market Information

ASSETS UNDER CHILEAN GAAP, THOUSAND US$

Table 6.1
ASSETS - (thousand US$)	YE 05	YE 06	Var 06-05	Chg %

CURRENT ASSETS
Cash	136,880	187,446	50,566	36.9%
Time deposits	498,417	529,922	31,505	6.3%
Marketable securities	10,184	17,119	6,935	68.1%
Accounts receivable, net	1,217,496	1,576,127	358,631	29.5%
Notes receivable, net	6,845	14,028	7,183	-
Other accounts receivable, net	120,567	192,244	71,677	59.5%
Amounts due from related companies	21,637	25,479	3,842	17.8%
Inventories	135,424	123,798	(11,626)	(8.6%)
Income taxes recoverable	97,270	79,401	(17,869)	(18.4%)
Prepaid expenses	67,346	96,627	29,281	43.5%
Deferred income taxes	103,541	115,623	12,082	11.7%
Other current assets	80,336	125,202	44,866	55.8%

Total currrent assets	2,495,944	3,083,015	587,071	23.5%

PROPERTY, PLANT AND EQUIPMENT
Land	243,887	249,074	5,187	2.1%
Buildings and infraestructure and works in progres	19,837,871	20,541,263	703,392	3.5%
Machinery and equipment	3,301,813	3,732,580	430,767	13.0%
Other plant and equipment	824,261	1,141,055	316,794	38.4%
Technical appraisal	344,497	349,485	4,988	1.4%
Sub - Total	24,552,329	26,013,457	1,461,128	6.0%
Accumulated depreciation	(9,888,724)	(10,822,643)	(933,919)	(9.4%)

Total property, plant and equipment	14,663,605	15,190,814	527,209	3.6%

OTHER ASSETS
Investments in related companies	189,651	216,509	26,858	14.2%
Investments in other companies	77,972	45,252	(32,720)	(42.0%)
Positive goodwill, net	1,345,127	1,230,418	(114,709)	(8.5%)
Negative goodwill, net	(70,363)	(69,529)	834	1.2%
Long-term receivables	271,649	258,231	(13,418)	(4.9%)
Amounts due from related companies	172,267	170,033	(2,234)	(1.3%)
Deferred income taxes	-	23,008	23,008	-
Intangibles	156,903	170,475	13,572	8.7%
Accumulated amortization	(92,865)	(102,935)	(10,070)	(10.8%)
Others assets	476,814	563,477	86,663	18.2%

Total other assets	2,527,155	2,504,941	(22,214)	(0.9%)

TOTAL ASSETS	19,686,704	20,778,770	1,092,066	5.5%

Pg. 17

PRESS RELEASE Year Ended 2006 – Market Information

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, MILLION CH$

Table 7

LIABILITIES AND SHAREHOLDER´S EQUITY - (million Ch$)	YE 05	YE 06	Var 06-05	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	112,817	134,259	21,441	19.0%
Current portion of long-term debt due to banks and financial institutions	120,044	98,482	(21,562)	(18.0%)
Current portion of bonds payable	526,349	113,208	(413,142)	(78.5%)
Current portion of long-term notes payable	30,733	34,023	3,290	10.7%
Dividends payable	17,869	74,687	56,818	-
Accounts payable	289,488	369,730	80,243	27.7%
Short-term notes payable	14,665	15,727	1,062	7.2%
Miscellaneous payables	86,511	111,387	24,877	28.8%
Accounts payable to related companies	48,465	29,863	(18,603)	(38.4%)
Accrued expenses	75,536	79,351	3,815	5.0%
Withholdings	75,498	99,987	24,489	32.4%
Income taxes payable	68,102	142,911	74,810	-
Anticipated income	4,157	5,020	863	20.8%
Reinbursable financial contribution	1,744	1,049	(695)	(39.8%)
Other current liabilities	48,158	89,802	41,644	86.5%

Total current liabilities	1,520,136	1,399,485	(120,651)	(7.9%)

LONG-TERM LIABILITIES
Due to banks and financial institutions	565,456	905,943	340,487	60.2%
Bonds payable	2,044,245	2,195,521	151,276	7.4%
Long -term notes payable	107,817	112,389	4,572	4.2%
Accounts payables	48,841	153,786	104,945	-
Amounts payable to related companies	13,520	11,250	(2,270)	(16.8%)
Accrued expenses	408,708	324,947	(83,761)	(20.5%)
Deferred income taxes	87,433	-	(87,433)	-
Reinbursable financial contribution	4,079	2,952	(1,126)	(27.6%)
Other long-term liabilities	171,545	216,291	44,747	26.1%

Total long-term liabilities	3,451,643	3,923,079	471,436	13.7%

Minority interest	2,858,841	2,869,963	11,122	0.4%

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,415,284	2,415,284	-	0.0%
Additional paid-in capital	-	-	-	-
Additional paid-in capital (share premium)	172,124	172,124	(0)	(0.0%)
Other reserves	(241,699)	(238,342)	3,356	(1.4%)
Total capital and reserves	2,345,710	2,349,066	3,356	0.1%
Retained earnings	235,230	271,280	36,050	15.3%
Net income for the period	69,445	285,960	216,515	-
Interim dividends	-	(36,243)	(36,243)	-
Deficits of subsidaries in development stage	-	(182)	(182)	-
Total retained earnings	304,675	520,816	216,141	70.9%

Total shareholder´s equity	2,650,385	2,869,882	219,497	8.3%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	10,481,005	11,062,409	581,404	5.5%

Pg. 18

PRESS RELEASE Year Ended 2006 – Market Information

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, THOUSAND US$

Table 7.1

LIABILITIES - (thousand US$)	YE 05	YE 06	Var 06-05	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	211,908	252,182	40,274	19.0%
Current portion of long-term debt due to banks and financial in	225,481	184,981	(40,500)	(18.0%)
Current portion of bonds payable	988,654	212,640	(776,014)	(78.5%)
Current portion of long-term notes payable	57,727	63,906	6,179	10.7%
Dividends payable	33,563	140,285	106,722	-
Accounts payable	543,751	694,473	150,722	27.7%
Short-term notes payable	27,545	29,540	1,995	7.2%
Miscellaneous payables	162,495	209,221	46,726	28.8%
Accounts payable to related companies	91,034	56,091	(34,943)	(38.4%)
Accrued expenses	141,881	149,046	7,165	5.0%
Withholdings	141,809	187,807	45,998	32.4%
Income taxes payable	127,917	268,434	140,517	-
Anticipated income	7,809	9,430	1,621	20.8%
Reinbursable financial contribution	3,275	1,971	(1,304)	(39.8%)
Other current liabilities	90,456	168,678	78,222	86.5%

Total current liabilities	2,855,305	2,628,685	(226,620)	(7.9%)

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,062,108	1,701,652	639,544	60.2%
Bonds payable	3,839,751	4,123,896	284,145	7.4%
Long -term notes payable	202,514	211,102	8,588	4.2%
Accounts payables	91,739	288,860	197,121	-
Amounts payable to related companies	25,395	21,132	(4,263)	(16.8%)
Accrued expenses	767,685	610,355	(157,330)	(20.5%)
Deferred income taxes	164,228	-	(164,228)	-
Reinbursable financial contribution	7,661	5,545	(2,116)	(27.6%)
Other long-term liabilities	322,216	406,265	84,049	26.1%

Total long-term liabilities	6,483,297	7,368,807	885,510	13.7%

Minority interest	5,369,826	5,390,715	20,889	0.4%

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	4,536,683	4,536,683	-	0.0%
Additional paid-in capital	-	-	-	-
Additional paid-in capital (share premium)	323,305	323,305	-	(0.0%)
Other reserves	(453,988)	(447,684)	6,304	(1.4%)
Total capital and reserves	4,405,999	4,412,304	6,305	0.1%
Retained earnings	441,837	509,551	67,714	15.3%
Net income for the period	130,441	537,126	406,685	-
Interim dividends	-	(68,076)	(68,076)	-
Deficits of subsidaries in development stage	-	(341)	(341)	-
Total retained earnings	572,277	978,260	405,983	70.9%

Total shareholder´s equity	4,978,277	5,390,563	412,286	8.3%

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	19,686,704	20,778,770	1,092,066	5.5%

Pg. 19

PRESS RELEASE Year Ended 2006 – Market Information

CONSOLIDATED BALANCE SHEET ANALYSIS

The Company’s Total Assets increased Ch$581,404 million. This was due to:

•	Current Assets increased by Ch$312,551 million, equivalent to a 23.5%, mainly due to:

•
An increase in accounts receivable Ch$190,932 million, principally due to a rise in billing from distribution subsidiaries Codensa Ch$61,179 million, Ampla Ch$25,302 million, CIEN
Ch$18,549 million, Cachoeira Dourada Ch$14,038 million, Chilectra Ch$13,897 million, Edegel Ch$12,490 million, Costanera Ch$10,433, Endesa Chile Ch$10,042 million and Emgesa Ch$6,716 million.

•
An increase in other accounts receivable by Ch$38,160 million due mainly to increases in Chilean generation produced by tolls reliquidation Ch$9,380 million, Codensa Ch$8,678 million and Endesa Chile Ch$4,844 million.

	•	An increase in another current assets by Ch$23,886 million, principally due to an increment in of sell back instruments in Endesa Chile of Ch$27,428 million.

•
An increase of Ch$16,773 million in time deposits, mainly due to cash surplus at the subsidiaries Emgesa of Ch$31,079 million, Cono Sur of Ch$15,173 million and Enersis of Ch$6,950 million principally offset by withdrawals in Betania of Ch$15,122 million, Codensa of Ch$9,124 million, and Costanera of Ch$4,119 million.

•
Fixed Assets increased by Ch$280,680 million, equivalent to 3.6% explained mainly by new fixed assets addition of near Ch$520,000 million, fixed assets inclusion due to consolidation of Etevensa of Ch$126,807 million and the real exchange rate effect on foreign companies’ effects as result of the policy settled in Technical Bulletin N°64 related to keep in historical USD non monetary assets belonging to subsidiaries located in unstable countries by Ch$91,502 million. The previous mentioned is partially offset by fixed asset depreciation for around Ch$415.000 million and fixed asset sales of Ch$44,550 million.

Total Liabilities increased by Ch$581,404 million, due to:

•	Short-term liabilities increased Ch$120,651 million or 7.9% as a result of:

•
Decrease in bonds payable of Ch$413,142 million due to payments for Enersis od Ch$157,881 million, Endesa Chile of Ch$112,916 million, Endesa Chile Internacional Ch$79,902 million and Emgesa Ch$41,786 million.

•
Increase in payable accounts of Ch$80,243 million due to the increase in Codensa by Ch$18,923 million, CIEN by Ch$18,369 million, Endesa Chile by Ch$15,572, Coelce by Ch$9,720 and Chilectra by Ch$7,889 million.

	•	Increase in payable dividend of Ch$56,818 million, principally due to Codensa of Ch$21,180 million, and Endesa Internacional of Ch$22,794 million (Distrilima, Codensa, Emgesa and Endesa Brasil).

	•	Increase in miscellaneous payable accounts of Ch$24,877 million as result of increases in Coelce of Ch$15,441 million and Edegel of Ch$12.843 million respectively.

	•	Increase in income taxes of Ch$74,810 million, where highlights Ampla with a rise of Ch$53,761 million, Edelnor of Ch$7,987 million and Codensa Ch$5,858 million.

Pg. 20

PRESS RELEASE Year Ended 2006 – Market Information

•	Long term liabilities increased of Ch$471,436 million or 13.7% due to:

•
Increase of Ch$340,487 million in bank liabilities corresponding increase in Enersis by Ch$123,226 million, CGTF of Ch$60,519 million, Betania Ch$59,168 million, Chocón Ch$53,239 million, CIEN Ch$37,216 million and Edesur Ch$36,897 million. The above mentioned is partially compensated with decrease in Ampla of Ch$23,922 million, Endesa Chile Ch$18,496 million and Pehuenche Ch$13,082 million.

	•	Increase of Ch$151,276 million in the long term portion of bonds payable, due to new issuances in Ampla Ch$93,018 million, Edelnor Ch$27,103 million, Betania Ch$23,690 and Emgesa Ch$9,512 million.

	•	Increase in miscellaneous payable accounts of Ch$104,945 million, due to rise in Edegel Ch$58.846 million, Endesa Brasil Ch$27,647 million, and CIEN Ch$11,709 million.

	•	Decrease of provisions of Ch$83,761 million, explained by lower provisions of labor contingencies and third parties of CGTF, Ampla, Coelce and CIEN Ch$87,468 million.

Minority interest reached Ch$2,869,963 million, without significant changes near to 0.4% equal to Ch$11,122 million.

Shareholders’ Equity increased by Ch$219,497 million. This variation is mainly explained by the increase of Ch$36,050 million in retained earnings and the increase of Ch$216,515 million in net income, partially offset by the distribution of interim dividends of Ch$36.243.

Pg. 21

PRESS RELEASE Year Ended 2006 – Market Information

DEBT MATURITY WITH THIRD PARTIES, MILLION CH$

Table 8

							TOTAL

Million Ch$	2007	2008	2009	2010	2011	Balance

Chile	28,828	392,897	337,821	127,790	16,800	1,001,829	1,905,966

Enersis	1,625	169,423	1,704	1,716	1,814	434,280	610,562
Chilectra	-	-	-	-	-	-	-
Other (*)	22,360	5,410	1,215	537	-	-	29,522
Endesa Chile (**)	4,843	218,063	334,902	125,538	14,986	567,550	1,265,882

Argentina	55,532	61,139	66,605	40,472	32,703	-	256,451

Edesur	15,560	29,640	27,120	8,694	-	-	81,014
Costanera	34,862	25,287	27,062	19,356	10,521	-	117,088
Chocon	-	6,211	12,422	12,422	22,183	-	53,239
Hidroinvest	5,110	-	-	-	-	-	5,110
CTM	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-

Perú	91,704	79,346	50,639	23,585	19,960	86,117	351,350

Edelnor	34,061	4,996	12,365	4,996	7,476	34,533	98,427
Edegel	57,643	74,350	38,274	18,589	12,484	51,584	252,924

Brazil	42,257	116,459	73,454	122,158	121,938	185,032	661,298

Endesa Brasil	-	-	-	-	-	-	-
Coelce	25,984	25,112	22,203	13,447	13,712	33,644	134,101
Ampla	6,381	83,198	43,571	50,858	49,964	61,338	295,310
Cachoeira	2,815	819	-	-	-	-	3,634
Cien	2,579	2,505	2,505	52,303	52,311	51,034	163,238
Fortaleza	4,498	4,825	5,174	5,550	5,952	39,017	65,017

Colombia	104,380	-	87,047	9,513	133,169	191,433	525,541

Codensa	47,425	-	11,890	-	47,561	59,451	166,326
Emgesa	43,081	-	75,156	-	-	59,451	177,688
Betania	13,874	-	-	9,513	85,608	72,532	181,527

TOTAL	322,701	649,841	615,565	323,517	324,571	1,464,412	3,700,606

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$

Table 8.1

							TOTAL

Thousand US$	2007	2008	2009	2010	2011	Balance

Chile	54,149	737,988	634,536	240,031	31,557	1,881,758	3,580,018

Enersis	3,052	318,232	3,200	3,223	3,408	815,717	1,146,831
Chilectra	-	-	-	-	-	-	-
Other (*)	42,000	10,162	2,282	1,008	-	-	55,452
Endesa Chile (**)	9,097	409,594	629,054	235,800	28,149	1,066,041	2,377,734

Argentina	104,307	114,838	125,106	76,019	61,428	-	481,697

Edesur	29,226	55,673	50,941	16,329	-	-	152,170
Costanera	65,482	47,498	50,831	36,356	19,761	-	219,929
Chocon	-	11,667	23,333	23,333	41,667	-	100,000
Hidroinvest	9,599	-	-	-	-	-	9,599
CTM	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-

Peru	172,249	149,038	95,116	44,300	37,491	161,756	659,949

Edelnor	63,978	9,384	23,225	9,384	14,042	64,865	184,877
Edegel	108,271	139,654	71,891	34,916	23,449	96,891	475,072

Brazil	79,372	218,747	137,971	229,452	229,039	347,551	1,242,132

Endesa Brasil	-	-	-	-	-	-	-
Coelce	48,806	47,168	41,704	25,257	25,755	63,194	251,884
Ampla	11,985	156,272	81,841	95,528	93,848	115,212	554,687
Cachoeira	5,287	1,539	-	-	-	-	6,826
Cien	4,845	4,706	4,706	98,242	98,256	95,858	306,613
Fortaleza	8,449	9,062	9,719	10,424	11,181	73,287	122,122

Colombia	196,059	-	163,501	17,868	250,134	359,573	987,136

Codensa	89,079	-	22,333	-	89,334	111,667	312,414
Emgesa	80,920	-	141,168	-	-	111,667	333,755
Betania	26,060	-	-	17,868	160,800	136,238	340,966

TOTAL	606,136	1,220,610	1,156,230	607,669	609,648	2,750,638	6,950,931

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

Pg. 22

PRESS RELEASE Year Ended 2006 – Market Information

CONSOLIDATED CASH FLOW

UNDER CHILEAN GAAP, MILLION CH$

Table 9

Million Ch$	YE 05	YE 06	Var 06-05	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	69,445	285,960	216,515

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	841	(18,844)	(19,685)	N/A
Charges (credits) to income which do not represent cash flows:
Depreciation	375,344	414,617	39,273	10.5%
Amortization of intangibles	8,487	7,859	(628)	(7.4%)
Write-offs and accrued expenses	56,940	26,064	(30,876)	(54.2%)
Equity in income of related companies	(14,767)	(5,164)	9,603	65.0%
Equity in losses of related companies	7,880	125	(7,755)	-
Amortization of positive goodwill	56,345	55,908	(437)	(0.8%)
Amortization of negative goodwill	(15,822)	(6,078)	9,744	61.6%
Price-level restatement, net	5,049	(1,217)	(6,266)	N/A
Exchange difference, net	6,373	(5,328)	(11,701)	N/A
Other credits to income which do not represent cash flows	(27,094)	(15,191)	11,903	43.9%
Other charges to income which do not represent cash flows	87,538	68,811	(18,727)	(21.4%)
Changes in assets which affect cash flows:	-			0.0%
Decrease (increase) in trade receivables	(79,263)	(180,592)	(101,329)	(127.8%)
Decrease (increase) in inventory	(20,295)	4,667	24,962	N/A
Decrease (increase) in other assets	27,645	(97,172)	(124,817)	N/A
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	18,135	146,133	127,998	-
Decreased (increase) of payable interest	36,918	27,925	(8,993)	(24.4%)
Decreased (increase) in income tax payable	45,717	(30,614)	(76,331)	N/A
Decreased (increase) in other accounts payable associated with non-operating results	42,470	(36,931)	(79,401)	N/A
Decreased (increase) in value added tax and other similar taxes payable, net	(23,808)	(48,316)	(24,508)	(102.9%)
Income (loss) attributable to minority interest	173,073	269,786	96,713	55.9%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	837,148	862,408	25,260	3.0%

Pg. 23

PRESS RELEASE Year Ended 2006 – Market Information

Cont. Table 9

Million Ch$	YE 05	YE 06	Var 06-05	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	409,208	1,274,208	865,000	-
Proceeds from bond issuance	170,583	166,645	(3,938)	(2.3%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	691	-	(691)	(100.0%)
Capital paid	(281,707)	(85,523)	196,184	69.6%
Dividends paid	(123,960)	(178,608)	(54,648)	(44.1%)
Payment of debt	(804,953)	(989,097)	(184,144)	(22.9%)
Payment of bonds	(112,873)	(468,853)	(355,980)	-
Payments of loans obtained from related companies	(2,633)	(8,078)	(5,445)	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(917)	(500)	417	45.5%
Other disbursements for financing	(17,700)	(7,284)	10,416	58.8%

NET CASH FLOW FROM FINANCING ACTIVITIES	(764,261)	(297,090)	467,171	61.1%

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	6,222	44,551	38,329	-
Sale of investment	1,704	49	(1,655)	-
Other loans received from related companies	8,038	2,791	(5,247)	(65.3%)
Other receipts from investments	7,243	1,912	(5,331)	(73.6%)
Additions to property, plant and equipment	(324,116)	(517,768)	(193,652)	(59.7%)
Long-term investments	(33,838)	(22,550)	11,288	33.4%
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	-	-	-	-
Other investment disbursements	(2,920)	(12,544)	(9,624)	-

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(337,667)	(503,559)	(165,892)	(49.1%)

NET CASH FLOW FOR THE PERIOD	(264,780)	61,759	326,539	123.3%

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	(21,406)	10,458	31,864	148.9%

NET VARIATION ON CASH AND CASH EQUIVALENT	(286,186)	72,216	358,402	125.2%

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	654,060	367,874	(286,186)	(43.8%)

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	367,874	440,090	72,216	19.6%

Pg. 24

PRESS RELEASE Year Ended 2006 – Market Information

UNDER CHILEAN GAAP, THOUSAND US$

Table 9.1

Thousand US$	YE 05	YE 06	Var 06-05	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	130,440	537,126	406,686	-

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	1,579	(35,395)	(36,974)	N/A
Charges (credits) to income which do not represent cash flows:
Depreciation	705,017	778,784	73,767	10.5%
Amortization of intangibles	15,941	14,762	(1,179)	(7.4%)
Write-offs and accrued expenses	106,951	48,957	(57,994)	(54.2%)
Equity in income of related companies	(27,738)	(9,700)	18,038	65.0%
Equity in losses of related companies	14,801	235	(14,566)	-
Amortization of positive goodwill	105,833	105,013	(820)	(0.8%)
Amortization of negative goodwill	(29,719)	(11,416)	18,303	61.6%
Price-level restatement, net	9,483	(2,286)	(11,769)	N/A
Exchange difference, net	11,971	(10,007)	(21,978)	N/A
Other credits to income which do not represent cash flows	(50,891)	(28,534)	22,357	43.9%
Other charges to income which do not represent cash flows	164,424	129,249	(35,175)	(21.4%)
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(148,881)	(339,211)	(190,330)	(127.8%)
Decrease (increase) in inventory	(38,121)	8,765	46,886	N/A
Decrease (increase) in other assets	51,927	(182,520)	(234,447)	N/A
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	34,064	274,484	240,420	-
Decreased (increase) of payable interest	69,343	52,453	(16,890)	(24.4%)
Decreased (increase) in income tax payable	85,871	(57,503)	(143,374)	N/A
Decreased (increase) in other accounts payable associated with non-operating results	79,772	(69,368)	(149,140)	N/A
Decreased (increase) in value added tax and other similar taxes payable, net	(44,719)	(90,753)	(46,034)	(102.9%)
Income (loss) attributable to minority interest	325,086	506,745	181,659	55.9%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	1,572,434	1,619,881	47,447	3.0%

Pg. 25

PRESS RELEASE Year Ended 2006 – Market Information

Cont. Table 9.1

Thousand US$	YE 05	YE 06	Var 06-05	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	768,625	2,393,373	1,624,748	-
Proceeds from bond issuance	320,410	313,013	(7,397)	(2.3%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	1,298	-	(1,298)	(100.0%)
Capital paid	(529,137)	(160,639)	368,498	69.6%
Dividends paid	(232,837)	(335,484)	(102,647)	(44.1%)
Payment of debt	(1,511,961)	(1,857,842)	(345,881)	(22.9%)
Payment of bonds	(212,012)	(880,658)	(668,646)	-
Payments of loans obtained from related companies	(4,946)	(15,173)	(10,227)	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(1,722)	(939)	783	45.5%
Other disbursements for financing	(33,246)	(13,681)	19,565	58.8%

NET CASH FLOW FROM FINANCING ACTIVITIES	(1,435,528)	(558,031)	877,497	61.1%

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	11,687	83,680	71,993	-
Sale of investment	3,201	93	(3,108)	-
Other loans received from related companies	15,098	5,242	(9,856)	(65.3%)
Other receipts from investments	13,605	3,592	(10,013)	(73.6%)
Additions to property, plant and equipment	(608,794)	(972,536)	(363,742)	(59.7%)
Long-term investments	(63,559)	(42,357)	21,202	33.4%
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	-	-	-	-
Other investment disbursements	(5,485)	(23,562)	(18,077)	-

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(634,247)	(945,848)	(311,601)	(49.1%)

NET CASH FLOW FOR THE PERIOD	(497,342)	116,003	613,345	123.3%

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	(40,207)	19,643	59,850	148.9%

NET VARIATION ON CASH AND CASH EQUIVALENT	(537,549)	135,646	673,195	125.2%

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	1,228,536	690,986	(537,550)	(43.8%)

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	690,987	826,632	135,645	19.6%

Pg. 26

PRESS RELEASE Year Ended 2006 – Market Information

CONSOLIDATED CASH FLOW ANALYSIS

During the period, the Company generated a positive net cash flow of Ch$61,758 million, comprised by the following activities:

Table 10

Effective Cash Flow (million Ch$)	YE05	YE06	Var 06-05	Chg %

Operating	837,148	862,408	25,260	3.0%
Financing	(764,261)	(297,090)	467,171	(61.1%)
Investment	(337,667)	(503,559)	(165,892)	49.1%

Net cash flow of the period	(264,780)	61,759	326,539	(123.3%)

Table 10.1

Effective Cash Flow (thousand US$)	YE05	YE06	Var 06-05	Chg %

Operating	1,572,434	1,619,881	47,447	3.0%
Financing	(1,435,528)	(558,031)	877,497	(61.1%)
Investment	(634,247)	(945,846)	(311,599)	49.1%

Net cash flow of the period	(497,341)	116,004	613,345	(123.3%)

Operating activities generated a net positive cash flow of Ch$862,408 million, which represent an increase of Ch$25,260 million due to excellent operating results registered by our subsidiaries. The operating cash flow is comprised mainly of:

•	Net income for the period amounting to Ch$285,960 million, plus:

•
Charges of Ch$540,407 million to the income statement that do not represent cash flow and correspond mainly to the Depreciation of the period for Ch$414,617 million, write-offs and provisions for Ch$26,064 million, amortizations of positive goodwill of Ch$55,908 million, amortization of intangibles of Ch$7,859 million, losses in long term investments of Ch$125 million and other charges that do not represent cash flow for Ch$68,810 million, which includes the Ch$47,155 million negative conversion effect of the application of the Technical Bulletin N°64 over foreign subsidiaries.

	•	The variation of net liabilities that affect cash flow of Ch$58,196 million.

•	The above was partially compensated by:

	•	Non-cash credits for Ch$15,191 million that do not represent cash flows, of which Ch$11,645 million correspond to the positive effect of the conversion of the overseas subsidiaries.

	•	Net profits on assets sale of Ch$18,844 million.

	•	Profit on investment in related companies of Ch$5,164 million.

	•	Negative goodwill amortization of Ch$6,078 million.

	•	Variation in net assets that affect operating cash flow of Ch$273,098 million.

Pg. 27

PRESS RELEASE Year Ended 2006 – Market Information

Financing activities resulted in a negative cash flow of Ch$297,090 million mainly due to the payment of loans for a value of Ch$989,097 million, payments to the public for Ch$468,853 million, dividend payments of Ch$178,608 million, and capital distributions of subsidiaries for Ch$85,523 million. The above is partly compensated by loans obtained for Ch$1,274,208 million and bonds issued for Ch$166,645 million.

Investment activities had a net negative cash flow of Ch$503,560 million that correspond mainly to the addition of fixed assets for Ch$517,768 million, other long term investments for Ch$22,550 million and other disbursements of Ch$12,544 million, partially compensated by the sale of fixed assets of Ch$44,551 million and other investment revenues of Ch$1,912million.

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE

Table 11

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Capital Reductions
	YE05	YE06	YE05	YE06	YE05	YE06	YE05	YE06	YE05	YE06

Argentina	7,234	5,632	-	-	-	284	-	63,887	-	-
Peru	-	-	9,980	10,128	-	-	-	-	19,314	5,236
Brazil	3,533	1,739	19,226	23,119	-	-	-	33,130	-	-
Colombia	-	19,280	8,291	2,731	-	-	22,685	92,277	46,530	19,390
Chile	-	-	-	-	-	-	-	-	-	-

Total	10,766	26,651	37,498	35,978	-	284	22,685	189,294	65,844	24,626

Millions Ch$	Total Cash Received
	YE05	YE06

Argentina	7,234	69,803
Peru	29,293	15,364
Brazil	22,759	57,988
Colombia	77,507	133,678
Chile	-	-

Total	136,793	276,833

Table 11.1

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment Intercompany		Capital Reductions
	YE05	YE06	YE05	YE06	YE05	YE06	YE05	YE06	YE05	YE06

Argentina	13,587	10,579	-	-	-	533	-	120,000	-	-
Peru	-	-	18,745	19,023	-	-	-	-	36,277	9,835
Brazil	6,635	3,267	36,113	43,425	-	-	-	62,229	-	-
Colombia	-	36,214	15,574	5,130	-	-	42,611	173,325	87,399	36,420

Total	20,223	50,060	70,433	67,578	-	533	42,611	355,554	123,676	46,255

Thousand US$	Total Cash Received
	YE05	YE06

Argentina	13,587	131,113
Peru	55,022	28,858
Brazil	42,749	108,921
Colombia	145,583	251,089

Total	256,942	519,981

Source: Internal Financial Report

Pg. 28

PRESS RELEASE Year Ended 2006 – Market Information

CAPEX AND DEPRECIATION

Table 12

	Payments for Additions of		Depreciation
	Fixed assets
Million Ch$	YE05	YE06	YE05	YE06

Endesa	60,014	170,085	174,053	175,307
Cachoeira (*)	864	1,683	3,374	15,168
Fortaleza (**)	1,000	2,257	1,096	4,996
Cien (**)	329	1,894	2,743	13,468
Chilectra S.A.	53,958	57,265	16,788	17,966
Edesur S.A.	29,386	35,167	43,573	43,349
Edelnor S.A.	16,230	19,949	16,145	17,096
Ampla	92,813	107,152	39,798	42,741
Coelce	56,498	73,478	34,183	37,003
Codensa S.A.	7,177	42,857	39,639	41,509
Cam Ltda.	1,360	1,459	1,018	2,156
Inmobiliaria Manso de Velasco Ltda.	867	1,119	367	343
Synapsis Soluciones y Servicios Ltda.	3,470	2,970	1,445	2,218
Holding Enersis	150	433	1,122	1,297

Total	324,115	517,768	375,344	414,617

Table 12.1

	Payments for Additions of		Depreciation
	Fixed assets
Thousand US$	YE05	YE06	YE05	YE06

Endesa	112,725	319,474	326,928	329,283
Cahoeira (*)	1,623	3,161	6,337	28,491
Fortaleza (**)	1,878	4,239	2,059	9,385
Cien (**)	618	3,557	5,152	25,297
Chilectra S.A.	101,351	107,561	31,533	33,746
Edesur S.A.	55,196	66,055	81,844	81,423
Edelnor S.A.	30,484	37,470	30,326	32,112
Ampla	174,333	201,267	74,753	80,280
Coelce	106,122	138,015	64,207	69,504
Codensa S.A.	13,480	80,500	74,455	77,967
Cam Ltda.	2,554	2,741	1,912	4,050
Inmobiliaria Manso de Velasco Ltda.	1,628	2,102	689	644
Synapsis Soluciones y Servicios Ltda.	6,519	5,578	2,714	4,166
Holding Enersis	283	813	2,107	2,436

Total	608,794	972,532	705,017	778,785

(*) Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil.
(**) Since October 1th, 2005 is consolidated by Enersis through Endesa Brasil.

Pg. 29

PRESS RELEASE Year Ended 2006 – Market Information

ANALYSIS OF THE EXCHANGE RISK AND THE INTEREST RATE

The company has a high percentage of its loans in US Dollars considering that an important part of its sales, in the different markets where it operates, are mainly indexed to that currency. However, the Brazilian, Argentine and Colombian markets are indexed to the US Dollar to a lower extent and, therefore, subsidiaries in those markets have most of their liabilities in local currency. In the case of Argentina, the company has chosen to replace US$ denominated debt with local currency debt, when market financial conditions better allow it.

In a scenario of a high exchange rate risk, the company has continued with its policy of partly covering its liabilities in dollars in order to mitigate the effects of the fluctuations in the exchange rate upon results. Considering the important reduction in the accounting mismatch in recent years, the company has modified its policy on Dollar-Peso hedging in order to establish a policy of covering cash flows, together with a maximum permissible accounting mismatch, on which hedging operations will be performed.

As of December 31, 2006, the company has hedged in Chile, by means of USD/UF Swap operations, an amount of US$600 million on a consolidated basis and holds US$125 million in US$/Ch$ swap operations, allowing an adequate managing of the hedging policy. A year ago, the company had already contracted US$700 million of the total Swap Dollar-UF as part of the establishment of the new hedging policy and there were US$100 million that mature during the year 2006.

Regarding to interest rate risk, the company has, on a consolidated basis, a proportion of its indebtedness at a fixed rate/variable rate ratio of approximately 70.8% / 29.2% fixed / variable as of December 31, 2006. The percentage of its indebtedness at a fixed rate has decreased compared with the 81.8% / 18.2% ratio as of the same date in the previous year. This is due some subsidiaries refinanced its maturities from fix to variable rate. Nevertheless, the risk levels had maintained in the range of the coverage policies establish by the Group.

Pg. 30

PRESS RELEASE Year Ended 2006 – Breakdown by country

ARGENTINA

GENERATION

Endesa Costanera increases its Operating Income due to the higher sales and prices, offset by higher Operating Costs, as consequence of the recognition of higher energy costs in the system.

Our subsidiary Chocón also increased its Operating Income mainly due to a better mix of generation-purchases as consequence of the better hydrology and higher sales.

Let us highlight that during 2006 our subsidiaries registered maximums historical in generation, reaching 8.709 GWh and 5.041 GWh, respectively.

COSTANERA

         Operating Income

Table 13

	Million US$		Million Ch$

	YE 05	YE 06	YE 05	YE 06	Chg %

Operating Revenues	225	326	119,732	173,732	45.1%
Operating Costs	(225)	(313)	(119,956)	(166,616)	(38.9%)
Operating Margin	(0)	13	(224)	7,116	-
Selling and Administrative Expenses	(4)	(4)	(1,908)	(2,223)	(16.5%)

Operating Income	(4)	9	(2,132)	4,893	-

* Please take note that these figures could differ from those accounted under Argentine GAAP

     Additional Information

Table 14

Costanera	YE05	YE06	Var 06-05	Chg %

GWh Produced	8,402	8,709	307	3.7%
GWh Sold	8,466	8,816	350	3.2%
Market Share	9.6%	8.9%	-	(7.5%)

Pg. 31

PRESS RELEASE Year Ended 2006 – Breakdown by country

CHOCÓN

     Operating Income

Table 15

	Million US$		Million Ch$

	YE 05	YE 06	YE 05	YE 06	Chg %

Operating Revenues	76	116	40,356	61,684	52.9%
Operating Costs	(47)	(57)	(25,019)	(30,324)	(21.2%)
Operating Margin	29	59	15,337	31,360	104.5%
Selling and Administrative Expenses	(2)	(2)	(871)	(1,050)	(20.6%)

Operating Income	27	57	14,466	30,309	109.5%

* Please take note that these figures could differ from those accounted under Argentine GAAP.

     Additional Information

Table 16

Chocón	YE05	YE06	Var 06-05	Chg %

GWh Produced	3,931	5,041	1,111	28.3%
GWh Sold	4,113	5,191	1,078	26.2%
Market Share	4.7%	5.3%	-	13.2%

Pg. 32

PRESS RELEASE Year Ended 2006 – Breakdown by country

DISTRIBUTION

Edesur reported a 5.8% increase in energy sales as a consequence of the higher demand in the country, a significant reduction in energy losses, and more than 30 thousand new customers. These are all positive and structural elements for a distribution company. Nevertheless, Operating Income decreased mainly explained by higher Operating Costs and Selling and Administrative Expenses.

Let me remind you that the Company in September 2006, under conservative accounting criteria, reversed revenues proceeding from the VAD increased announced by the authorities. In this respect, let us inform you that the “Acta Acuerdo” was already signed be the President and the regulatory entity must release the details in the short term.

EDESUR

     Operating Income

Table 17

	Million US$		Million Ch$

	YE 05	YE 06	YE 05	YE 06	Chg %

Revenues from Sales	416	434	221,640	230,860	4.2%
Other Operating Revenues	33	33	17,828	17,533	(1.7%)
Operating Revenues	450	467	239,469	248,394	3.7%
Energy Purchases	(246)	(268)	(130,915)	(142,944)	(9.2%)
Other Operating Cost	(141)	(139)	(75,002)	(73,954)	1.4%
Operating Costs	(387)	(407)	(205,917)	(216,897)	(5.3%)
Selling and Administrative Expenses	(56)	(67)	(29,814)	(35,574)	(19.3%)

Operating Income	7	(8)	3,738	(4,077)	-

* Please take note that these figures could differ from those accounted under Argentine GAAP.

     Additional Information

Table 18

Edesur	YE05	YE06	Var 06-05	Chg %

Customers (Th)	2,165	2,196	31	1.4%
GWh Sold	14,018	14,837	819	5.8%
Clients/Employee	926	912	(14)	(1.5%)
Energy Losses % (12M)	11.4%	10.5%	-	(7.1%)

Pg. 33

PRESS RELEASE Year Ended 2006 – Breakdown by country

BRAZIL

ENDESA BRASIL

Table 19

	Million US$		Million Ch$

	YE 05	YE 06	YE 05	YE 06

Revenues from Sales	466	2,044	248,055	1,088,212
Other Operating Revenues	20	70	10,824	37,517
Operating Revenues	486	2,114	258,879	1,125,729
Energy Purchases	(203)	(966)	(108,303)	(514,436)
Other Operating Cost	(110)	(506)	(58,695)	(269,565)
Operating Costs	(314)	(1,473)	(166,998)	(784,001)
Selling and Administrative Expenses	(69)	(129)	(36,887)	(68,741)

Operating Income	103	513	54,994	272,987

Interest Income	43	180	22,673	95,945
Interest Expense	(57)	(281)	(30,520)	(149,545)
Net Financial Income (Expenses)	(15)	(101)	(7,847)	(53,601)
Equity Gains from Related Companies	-	-	-	-
Equity Losses from Related Companies	-	-	-	-
Net Income from Related Companies	-	-	-	-
Other Non Operating Income	6	122	3,295	65,077
Other Non Operating Expenses	0	(232)	236	(123,632)
Net other Non Operating Income (Expense)	7	(110)	3,532	(58,555)
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	(8)	(211)	(4,315)	(112,156)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	95	302	50,679	160,831

Extraordinary Items	-	-	-	-
Income Tax	(7)	(43)	(3,777)	(22,951)
Minority Interest	(27)	(86)	(14,450)	(45,655)
Negative Goodwill Amortization	-	-	-	-

NET INCOME	61	173	32,452	92,225

 Please take note that these figures could differ from those accounted under Brazilian GAAP.
(*) Since October 1th is consolidated by Enersis.

GENERATION

Cachoeira increased its Operating Income, mainly due to higher physical sales as a consequence of the better hydrology in central region, thus reducing its purchasing needs for energy and power.

Fortaleza reduced lightly its Operating Income due to lower average sales price despite the slight increase in physical sales.

CIEN registered an Operating Loss, basically explained by lower physical sales derived from the lack of energy supply coming from Argentina. Considering the energy situation of Argentina and Brasil, CIEN is redesigning its business in order to become independent from energy availability. Consequently, on December CIEN reduced its energy supply contract with Copel to 175 MW for the year 2007.

Pg. 34

PRESS RELEASE Year Ended 2006 – Breakdown by country

CACHOEIRA

     Operating Income (*)

Table 20

	Million US$		Million Ch$

	YE 05	YE 06	YE 05	YE 06

Operating Revenues	24	126	12,592	66,844
Operating Costs	(12)	(58)	(6,461)	(30,992)
Operating Margin	12	67	6,131	35,851
Selling and Administrative Expenses	(2)	(12)	(1,195)	(6,305)

Operating Income	9	55	4,936	29,547

Please take note that these figures could differ from those accounted under Brazilian GAAP.
(*) Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil.

     Additional Information

Table 21

Cachoeira	YE05	YE06	Var 06-05	Chg %

GWh Produced	3,559	4,241	682	19.2%
GWh Sold	3,867	4,177	310	8.0%
Market Share	0.9%	1.2%	-	33.3%

FORTALEZA

     Operating Income (*)

Table 22

	Million US$		Million Ch$

	YE 05	YE 06	YE 05	YE 06

Operating Revenues	58	188	30,923	100,193
Operating Costs	(28)	(87)	(14,758)	(46,091)
Operating Margin	30	102	16,166	54,102
Selling and Administrative Expenses	(1)	(3)	(480)	(1,571)

Operating Income	29	99	15,685	52,531

(*) Since October 1, 2005, this subsidiary is consolidated by Enersis through Endesa Brasil.

Pg. 35

PRESS RELEASE Year Ended 2006 – Breakdown by country

Additional Information

Table 23

Fortaleza	4Q05	YE06	Var 06-05	Chg %

GWh Produced	347	248	-99	(28.4%)
GWh Sold	678	2,705	2,027	299.0%
Market Share	0.1%	0.8%	-	-

TRANSMISSION

CIEN

     Operating Income (*)

Table 24

	Million US$		Million Ch$

	YE 05	YE 06	YE 05	YE 06

Operating Revenues	54	270	28,614	143,900
Operating Costs	(26)	(261)	(13,957)	(139,072)
Operating Margin	28	9	14,657	4,829
Selling and Administrative Expenses	(2)	(10)	(1,318)	(5,587)

Operating Income	25	(1)	13,339	(759)

(*) Since October 1, 2005, this subsidiary is consolidated by Enersis through Endesa Brasil.

     Additional Information

Table 25

CIEN	4Q05	YE06	Var 06-05	Chg %

GWh Produced	-	-	-	-
GWh Sold	1,467	6,394	4,927	335.8%
Market Share	0.3%	1.8%	-	-

Pg. 36

PRESS RELEASE Year Ended 2006 – Breakdown by country

DISTRIBUTION

Ampla increased by 34,5% its Operating Income, basically as a consequence of higher energy sales, the incorporation of 100 thousand new costumers and better margins derived from the 2.9% tariff adjustment occurred on March 2006. Additionally, thanks to the technical solutions being applied, we reflected an important reduction in energy losses. In this respect, let us tell you that as December we have more than 360 thousand clients connected.

Coelce also increased its Operating Income by 75,9%, as a consequence of the incorporation of more than 100 thousand clients, higher energy sales, lower energy losses and better margins due to 10% tariff adjustment on April 2006. It is important to highlight that Coelce will face its next tariff revision on April 22, 2007.

Let us highlight that the third auction of new energy was held in October 2006, for a total amount of 1.104 MW at R$120,86 for hydroelectric generators (30 years) and R$137,44 for thermoelectric generators (15 years) beginning on 2011.

AMPLA

     Operating Income

Table 26

	Million US$		Million Ch$

	YE 05	YE 06	YE 05	YE 06	Chg %

Revenues from Sales	871	1,002	463,740	533,503	15.0%
Other Operating Revenues	41	36	22,051	19,128	(13.3%)
Operating Revenues	912	1,038	485,791	552,631	13.8%
Energy Purchases	(432)	(467)	(230,229)	(248,739)	(8.0%)
Other Operating Cost	(284)	(332)	(151,193)	(176,695)	(16.9%)
Operating Costs	(716)	(799)	(381,422)	(425,434)	(11.5%)
Selling and Administrative Expenses	(42)	(32)	(22,574)	(17,189)	23.9%

Operating Income	154	207	81,795	110,008	34.5%

* Please take note that these figures could differ from those accounted under Brazilian GAAP.

     Additional Information

Table 27

Ampla	YE05	YE06	Var 06-05	Chg %

Customers (Th)	2,216	2,316	100	4.5%
GWh Sold	8,175	8,668	493	6.0%
Clients/Employee	1,671	1,639	(32)	(1.9%)
Energy Losses % (12M)	22.4%	21.9%	-	(2.5%)

Pg. 37

PRESS RELEASE Year Ended 2006 – Breakdown by country

COELCE

     Operating Income

Table 28

	Million US$		Million Ch$

	YE 05	YE 06	YE 05	YE 06	Chg %

Revenues from Sales	624	766	332,464	407,846	22.7%
Other Operating Revenues	21	20	11,027	10,467	(5.1%)
Operating Revenues	645	786	343,491	418,314	21.8%
Energy Purchases	(309)	(357)	(164,687)	(190,287)	(15.5%)
Other Operating Cost	(146)	(201)	(77,617)	(107,202)	(38.1%)
Operating Costs	(455)	(559)	(242,305)	(297,489)	(22.8%)
Selling and Administrative Expenses	(98)	(64)	(51,997)	(34,276)	34.1%

Operating Income	92	163	49,189	86,549	75.9%

* Please take note that these figures could differ from those accounted under Brazilian GAAP.

     Additional Information

Table 29

Coelce	YE05	YE06	Var 06-05	Chg %

Customers (Th)	2,438	2,543	105	4.3%
GWh Sold	6,580	6,769	190	2.9%
Clients/Employee	1,848	1,937	88	4.8%
Energy Losses % (12M)	14.0%	13.0%	-	(7.4%)

Pg. 38

PRESS RELEASE Year Ended 2006 – Breakdown by country

CHILE

GENERATION

Operating Income for the Chilean operations increased 74,3%. This positive variation is the result of higher sale price as a consequence of the increase in electricity demand and the restrictions of natural gas coming from Argentina.

On January 2007, the new node price was published. It increased 7.76% reaching US$67.31 per MWh.

Regarding the first energy auction, Endesa Chile achieved 6.395 GWh per year at an average price of US$65,0 MWh. The second auction will take place on August 2007.

ENDESA CHILE

     Consolidated Income Statement

Table 30

	Million US$		Million Ch$

	YE05	YE06	YE05	YE06	Chg %

Operating Revenues	2,154	2,512	1,146,623	1,337,121	16.6%
Operating Costs	(1,322)	(1,490)	(704,081)	(793,260)	(12.7%)
Selling and Administrative Expenses	(74)	(74)	(39,388)	(39,386)	0.0%

Operating Income	757	948	403,154	504,475	25.1%

Interest Income	30	28	15,878	14,818	(6.7%)
Interest Expenses	(343)	(323)	(182,549)	(171,919)	5.8%
Net Financial Income (Expenses)	(313)	(295)	(166,670)	(157,101)	5.7%
Equity Gains from Related Company	41	80	21,823	42,470	94.6%
Equity Losses from Related Company	(15)	(0)	(7,968)	(125)	98.4%
Net Income from Related Companies	26	80	13,854	42,345	-
Other Non Operating Income	64	56	33,979	29,968	(11.8%)
Other Non Operating Expenses	(103)	(82)	(54,712)	(43,568)	20.4%
Net other Non Operating Income (Expenses)	(39)	(26)	(20,733)	(13,600)	34.4%
Price Level Restatement	3	3	1,345	1,487	10.5%
Foreign Exchange Effect	29	7	15,214	3,608	(76.3%)
Net of Monetary Exposure	31	10	16,559	5,095	(69.2%)
Positive Goodwill Amortization	(3)	(2)	(1,395)	(943)	32.4%

Non Operating Income	(297)	(233)	(158,385)	(124,204)	21.6%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	460	714	244,769	380,271	55.4%
Extraordinary Items	-	-	-	-	-
Income Tax	(176)	(246)	(93,885)	(130,856)	(39.4%)
Minority Interest	(101)	(124)	(53,570)	(65,911)	(23.0%)
Negative Goodwill Amortization	29	11	15,632	6,037	(61.4%)

NET INCOME	212	356	112,946	189,541	67.8%

Pg. 39

PRESS RELEASE Year Ended 2006 – Breakdown by country

Table 31

Chilean Companies	YE05	YE06	Var 06-05	Chg %

GWh Produced	18,764	19,973	1,209	6.4%
GWh Sold	20,731	20,923	192	0.9%
Market Share	43.7%	41.6%	-	(4.8%)

DISTRIBUTION

Chilectra reported a 4.4% increase in energy sales as a consequence of the higher demand in the country, reduction in energy losses, and more than 30 thousand new customers. Nevertheless, Operating Income decreased mainly explained by higher Operating Costs and Selling and Administrative Expenses.

It’s important to mention, that as a consequence of the higher node price, average tariffs to final clients will increase. This new tariff will be applied retroactively from November 1, 2006.

Regarding the first energy auction, Chilectra bid 4,500 GWh per year for the period 2010-2022, at an average price of US$53.59 MWh.

Pg. 40

PRESS RELEASE Year Ended 2006 – Breakdown by country

CHILECTRA

     Income Statement

Table 32

	Million US$		Million Ch$

	YE 05	YE 06	YE 05	YE 06	Chg %

Revenues from Sales	1,052	1,157	560,134	615,902	10.0%
Other Operating Revenues	86	92	45,881	49,056	6.9%
Operating Revenues	1,138	1,249	606,015	664,957	9.7%
Energy Purchases	(723)	(816)	(384,814)	(434,475)	(12.9%)
Other Operating Cost	(113)	(125)	(59,984)	(66,338)	(10.6%)
Operating Costs	(835)	(941)	(444,798)	(500,814)	(12.6%)
Selling and Administrative Expenses	(82)	(88)	(43,620)	(47,006)	(7.8%)

Operating Income	221	220	117,597	117,137	(0.4%)

Interest Income	6	8	3,136	4,290	36.8%
Interest Expenses	(54)	(48)	(28,782)	(25,376)	11.8%
Net Financial Income (Expenses)	(48)	(40)	(25,645)	(21,087)	17.8%
Equity Gains from Related Company	28	54	14,828	28,892	94.8%
Equity Losses from Related Company	(24)	(15)	(12,791)	(7,977)	37.6%
Net Income from Related Companies	4	39	2,037	20,915	-
Other Non Operating Income	11	11	5,996	6,103	1.8%
Other Non Operating Expenses	(9)	(8)	(4,867)	(4,075)	16.3%
Conversion Effect (BT 64)	-	-	-	-
Net other Non Operating Income (Expenses)	2	4	1,129	2,027	79.5%
Price Level Restatement	7	0	3,726	263	(93.0%)
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	7	0	3,726	263	(93.0%)
Positive Goodwill Amortization	(1)	(1)	(588)	(595)	(1.1%)

Non Operating Income	(36)	3	(19,341)	1,524	107.9%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	185	223	98,256	118,661	20.8%
Extraordinary Items	-	-	-	-
Income Tax	(41)	212	(21,854)	113,118	-
Minority Interest	(3)	0	(1,437)	258	118.0%
Negative Goodwill Amortization	-	-	-	-

NET INCOME	141	436	74,966	232,037	210%

     Additional Information

Table 33

Chilectra	YE05	YE06	Var 06-05	Chg %

Customers (Th)	1,404	1,437	33	2.4%
GWh Sold	11,851	12,377	526	4.4%
Clients/Employee	1,972	2,030	58	2.9%
Energy Losses % (12M)	5.5%	5.4%	-	(1.3%)

Pg. 41

PRESS RELEASE Year Ended 2006 – Breakdown by country

COLOMBIA

GENERATION

Emgesa increased its generation by 6.1%, basically due to the good hydrology during the first half 2006. Nevertheless, this higher production derived in lower market prices and thus lower margins, trend that reverted on last quarter 2006.

Even though Betania increased 4.9% its production of energy and 11.6 its physical sales, reported a slight reduction in Operating Income by 3.0% .

EMGESA

     Operating Income

Table 36

	Million US$		Million Ch$

	YE 05	YE 06	YE 05	YE 06	Chg %

Operating Revenues	422	445	224,488	237,103	5.6%
Operating Costs	(213)	(233)	(113,512)	(124,150)	(9.4%)
Operating Margin	208	212	110,976	112,953	1.8%
Selling and Administrative Expenses	(9)	(7)	(4,823)	(3,876)	19.6%

Operating Income	199	205	106,153	109,077	2.8%

* Please take note that these figures could differ from those accounted under Colombian GAAP.

     Additional Information

Table 37

Emgesa	YE05	YE06	Var 06-05	Chg %

GWh Produced	9,763	10,360	596	6.1%
GWh Sold	12,358	12,311	-48	(0.7%)
Market Share	17.9%	17.4%	-	(2.8%)

Pg. 42

PRESS RELEASE Year Ended 2006 – Breakdown by country

BETANIA

     Operating Income

Table 34

	Million US$		Million Ch$

	YE 05	YE 06	YE 05	YE 06	Chg %

Operating Revenues	75	69	39,922	36,722	(8.0%)
Operating Costs	(42)	(45)	(22,528)	(23,760)	(5.5%)
Operating Margin	33	24	17,394	12,962	(25.5%)
Selling and Administrative Expenses	(1)	(1)	(467)	(710)	(51.9%)

Operating Income	32	23	16,927	12,252	(27.6%)

* Please take note that these figures could differ from those accounted under Colombian GAAP.

     Additional Information

Table 35

Betania	YE05	YE06	Var 06-05	Chg %

GWh Produced	2,101	2,204	103	4.9%
GWh Sold	2,737	3,054	317	11.6%
Market Share	4.0%	4.3%	-	9.2%

Pg. 43

PRESS RELEASE Year Ended 2006 – Breakdown by country

DISTRIBUTION

Codensa registered a 23,0% increase in Operating Income, basically associated to 6.5% increase in physical sales, 66 thousand new customers and lower energy losses. Also it reflected better operating margins as a consequence of lower operating cost due to the good hydrology.

CODENSA

     Operating Income

Table 38

	Million US$		Million Ch$

	YE 05	YE 06	YE 05	YE 06	Chg %

Revenues from Sales	588	631	312,993	335,742	7.3%
Other Operating Revenues	182	214	96,960	114,068	17.6%
Operating Revenues	770	845	409,953	449,811	9.7%
Energy Purchases	(339)	(360)	(180,381)	(191,532)	(6.2%)
Other Operating Cost	(189)	(206)	(100,806)	(109,726)	(8.8%)
Operating Costs	(528)	(566)	(281,186)	(301,258)	(7.1%)
Selling and Administrative Expenses	(35)	(25)	(18,765)	(13,201)	29.6%

Operating Income	207	254	110,002	135,352	23.0%

* Please take note that these figures could differ from those accounted under Colombian GAAP.

     Additional Information

Table 39

Codensa	YE05	YE06	Var 06-05	Chg %

Customers (Th)	2,073	2,138	66	3.2%
GWh Sold	10,094	10,755	661	6.5%
Clients/Employee	2,239	2,289	50	2.2%
Energy Losses % (12M)	9.4%	8.9%	-	(5.3%)

Pg. 44

PRESS RELEASE Year Ended 2006 – Breakdown by country

PERU

GENERATION

Edegel, reported a higher Operating Revenue mostly due to higher 47.1% in physical sales, partially offset by a decreased of 4.2% in average sales price as a result of the availability of natural gas from Camisea and the increase in operating costs due to higher production in Central Ventanilla.

On December 18, energy auctions for the period 2007-2010 were successfully developed for Luz del Sur and Distriluz. Edegel signed contracts for 113 MW and 31 MW, respectively.

The merger between Edegel and Etevensa was completed on June 1, 2006 and will be accounted since January 1, 2007. This merger increases the balance between the company’s thermal and hydroelectric capacity, thus improving the generation mix.

EDEGEL

     Operating Income

Table 40

	Million US$		Million Ch$

	YE 05	YE 06	YE 05	YE 06	Chg %

Operating Revenues	226	316	120,134	168,182	40.0%
Operating Costs	(106)	(189)	(56,569)	(100,804)	(78.2%)
Operating Margin	119	127	63,565	67,378	6.0%
Selling and Administrative Expenses	(16)	(22)	(8,612)	(11,843)	(37.5%)

Operating Income	103	104	54,954	55,536	1.1%

* Please take note that these figures could differ from those accounted under Peruvian GAAP.

     Additional Information

Table 41

Edegel	YE05	YE06	Var 06-05	Chg %

GWh Produced	4,516	6,662	2,146	47.5%
GWh Sold	4,600	6,767	2,168	47.1%
Market Share	23.6%	30.4%	-	28.9%

Pg. 45

PRESS RELEASE Year Ended 2006 – Breakdown by country

DISTRIBUTION

Edelnor increased its operating income by 29,8%, as a consequence of higher sales and better margins due to the lower market prices as consequence of the good hydrology. As a matter of fact, our company increased its physical sales by 7.6% prompted by the higher demand in the country, along with lower energy losses.

In addition, the number of clients increased in almost 27 thousand new customers.

EDELNOR

     Operating Income

Table 42

	Million US$		Million Ch$

	YE 05	YE 06	YE 05	YE 06	Chg %

Revenues from Sales	360	383	191,536	204,098	6.6%
Other Operating Revenues	11	19	5,953	10,173	70.9%
Operating Revenues	371	402	197,489	214,271	8.5%
Energy Purchases	(238)	(242)	(126,923)	(129,002)	(1.6%)
Other Operating Cost	(43)	(50)	(22,678)	(26,725)	(17.8%)
Operating Costs	(281)	(293)	(149,600)	(155,727)	(4.1%)
Selling and Administrative Expenses	(34)	(38)	(18,158)	(19,966)	(10.0%)

Operating Income	56	72	29,731	38,578	29.8%

* Please take note that these figures could differ from those accounted under Peruvian GAAP.

     Additional Information

Table 43

Edelnor	YE05	YE06	Var 06-05	Chg %

Customers (Th)	925	952	27	2.9%
GWh Sold	4,530	4,874	344	7.6%
Clients/Employee	1,726	1,737	11	0.6%
Energy Losses % (12M)	8.6%	8.2%	-	(4.5%)

Pg. 46

PRESS RELEASE Year Ended 2006 – Breakdown by country

PARTIALLY CONSOLIDATED INCOME STATEMENT
(Parent Company Year Ended 2006 Earnings Report)

UNDER CHILEAN GAAP, MILLION CH$

Table 44

4Q 06	4Q 05	Var %	(in million Ch$ of YE06)	YE 06	YE 05	Var %

843	844	(0.1%)	Gross Operating Margin	3,376	3,516	(4.0%)
(4,215)	(5,370)	21.5%	S&A Expenses	(16,853)	(17,406)	3.2%

(3,373)	(4,526)	25.5%	Operating Income	(13,477)	(13,890)	3.0%

28,293	18,933	49.4%	Endesa	113,689	67,746	67.8%
15,057	14,579	3.3%	Chilectra	209,966	76,116	175.9%
(4,289)	1,110	(486.4%)	Edesur	(15,252)	(11,604)	(31.4%)
1,058	2,342	(54.8%)	Edelnor	3,301	7,570	(56.4%)
4,162	7,279	(42.8%)	Ampla	13,114	(11,188)	217.2%
-	(10)	(100.0%)	Coelce	-	807	(100.0%)
4,604	4,191	9.9%	Codensa	18,937	14,764	28.3%
(72)	(269)	(73.2%)	CAM LTDA	2,741	2,443	12.2%
1,438	851	69.1%	Inm Manso de Velasco	3,983	2,545	56.5%
(2,322)	246	(1042.3%)	Synapsis	(2,320)	2,606	(189.0%)
9,094	10,021	(9.3%)	Endesa Brasil	28,560	10,021	185.0%
-	(76)	(100.0%)	CGTF	-	6,029	(100.0%)
1,689	(61)	(2860.4%)	Other	-	(4,550)	100.0%

58,712	59,136	(0.7%)	Net Income from Related Companies	376,719	163,304	130.7%

8,873	10,179	(12.8%)	Interest Income	40,546	48,621	(16.6%)
(12,836)	(16,070)	20.1%	Interest Expense	(57,421)	(68,034)	15.6%
(3,963)	(5,891)	32.7%	Net Financial Income (Expenses)	(16,875)	(19,413)	13.1%
1,829	2,397	(23.7%)	Other Non Operating Income	6,595	13,110	(49.7%)
5,285	(781)	(776.4%)	Other Non Operating Expenses	(3,193)	(3,430)	6.9%
7,114	1,615	340.5%	Net other Non Operating Income (Expenses)	3,401	9,680	(64.9%)
649	(1,148)	156.5%	Price Level Restatement	(1,364)	(2,549)	46.5%
(2,755)	(7,091)	61.1%	Foreign Exchange Effect	1,864	(28,147)	106.6%
(2,106)	(8,239)	74.4%	Net Monetary Exposure	500	(30,696)	101.6%
(13,593)	(13,537)	(0.4%)	Positive Goodwill Amortization	(54,365)	(54,356)	(0.0%)

46,164	33,084	39.5%	Non Operating Income	309,379	68,518	351.5%

42,791	28,558	49.8%	Net Income before (1), (2) & (3)	295,902	54,628	441.7%
627	2,367	(73.5%)	Income Tax (1)	(9,981)	14,777	(167.5%)
10	9	14.5%	Negative Goodwill Amortization (2)	40	40	1.0%
-	-	NA	Minority Interest (3)	-	-

43,429	30,933	40.4%	NET INCOME	285,960	69,445	311.8%

1.33	0.95		EPS (Ch$)	8.76	2.13	311.8%
0.12	0.09		EPADS (US$)	0.82	0.20	311.8%
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166	0.0%

Pg. 47

PRESS RELEASE Year Ended 2006 – Breakdown by country

UNDER CHILEAN GAAP, THOUSAND US$

Table 44.1

4Q 06	4Q 05	Var %	(in thousand US$ of YE06)	YE 06	YE 05	Var %

1,583	1,584	(0.1%)	Gross Operating Margin	6,341	6,604	(4.0%)
(7,918)	(10,086)	21.5%	S&A Expenses	(31,655)	(32,694)	3.2%

(6,335)	(8,502)	25.5%	Operating Income	(25,314)	(26,090)	3.0%

53,144	35,562	49.4%	Endesa	213,544	127,249	67.8%
28,282	27,384	3.3%	Chilectra	394,384	142,970	175.9%
(8,057)	2,085	(486.4%)	Edesur	(28,649)	(21,796)	(31.4%)
1,988	4,398	(54.8%)	Edelnor	6,201	14,218	(56.4%)
7,817	13,672	(42.8%)	Ampla	24,632	(21,014)	217.2%
-	(19)	(100.0%)	Coelce	-	1,515	(100.0%)
8,648	7,872	9.9%	Codensa	35,569	27,732	28.3%
(135)	(506)	(73.2%)	CAM LTDA	5,149	4,588	12.2%
2,701	1,598	69.1%	Inm Manso de Velasco	7,481	4,780	56.5%
(4,362)	463	(1042.3%)	Synapsis	(4,357)	4,894	(189.0%)
17,081	18,823	(9.3%)	Endesa Brasil	53,645	18,823	185.0%
-	(142)	(100.0%)	CGTF	-	11,325	(100.0%)
3,172	(115)	(2860.4%)	Others	-	(8,547)	100.0%

110,280	111,076	(0.7%)	Net Income from Related Companies	707,599	306,738	130.7%

16,666	19,120	(12.8%)	Interest Income	76,158	91,325	(16.6%)
(24,111)	(30,184)	20.1%	Interest Expense	(107,855)	(127,790)	15.6%
(7,444)	(11,064)	32.7%	Net Financial Income (Expenses)	(31,698)	(36,464)	13.1%
3,436	4,502	(23.7%)	Other Non Operating Income	12,387	24,626	(49.7%)
9,928	(1,468)	(776.4%)	Other Non Operating Expenses	(5,998)	(6,443)	6.9%
13,363	3,034	340.5%	Net other Non Operating Income (Expenses)	6,388	18,183	(64.9%)
1,219	(2,157)	156.5%	Price Level Restatement	(2,563)	(4,788)	46.5%
(5,176)	(13,319)	61.1%	Foreign Exchange Effect	3,501	(52,870)	106.6%
(3,956)	(15,476)	74.4%	Net Monetary Exposure	939	(57,658)	101.6%
(25,533)	(25,426)	(0.4%)	Positive Goodwill Amortization	(102,115)	(102,098)	(0.0%)

86,711	62,143	39.5%	Non Operating Income	581,113	128,700	351.5%

80,376	53,641	49.8%	Net Income before (1), (2) & (3)	555,799	102,610	441.7%
1,179	4,445	(73.5%)	Income Tax (1)	(18,748)	27,756	(167.5%)
19	16	14.5%	Negative Goodwill Amortization (2)	75	75	1.0%
-	-	NA	Minority Interest (3)	-	-	0.0%

81,573	58,103	40.4%	NET INCOME	537,126	130,442	311.8%

1.33	0.95		EPS (Ch$)	8.76	2.13	311.8%
0.12	0.09		EPADS (US$)	0.82	0.20	311.8%
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166	0.0%

Pg. 48

PRESS RELEASE Year Ended 2006 – Breakdown by country

OWNERSHIP OF THE COMPANY AS OF DECEMBER 31, 2006

CONFERENCE CALL INVITATION

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Friday, January 26, 2007, at 11:00 AM EST (Eastern Standard Time) (1:00 pm Chilean time). To participate, please dial +1 (617) 213-8856 or +1 (866) 831-6247 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 98317796.

The phone replay will be available between January 26, 2007, and February 02, 2007, dialing +1 (617) 801-6888 or +1 (888) 286-8010 (toll free USA) Passcode ID: 17082185.

To access the call online, or to access the replay, go to: http://www.enersis.com Investor Relations, the conference will be complemented by a Power Point “slides presentation”.

Pg. 49

PRESS RELEASE Year Ended 2006 – Breakdown by country

CONTACT INFORMATION

For further information, please contact us:

Susana Rey Head of Investor Relations srm@e.enersis.cl 56 (2) 353 4554

Ignacio Gonzalez	Marcela Muñoz	Denisse Labarca	Carmen Poblete
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
ijgr@e.enersis.cl	mml1@e.enersis.cl	dla@e.enersis.cl	cpt@e.enersis.cl
56 (2) 353 4552	56 (2) 353 4555	56 (2) 353 4492	56 (2) 353 4447

Maria Luz Muñoz Investor Relations Assistant mlmr@e.enersis.cl 56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Name: Ignacio Antoñanzas
Title: Chief Executive Officer

Date: Jan. 26, 2007